Exhibit 99.1

October 21, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE THIRD QUARTER CONSOLIDATED FINANCIAL RESULTS ON NOVEMBER 4, 2015

CONFERENCE CALL AND WEBCAST ON NOVEMBER 5, 2015

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) has scheduled the release of its third quarter 2015 financial results for Wednesday, November 4, 2015 after market close.

A conference call and webcast will be held Thursday, November 5, 2015 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. The call will be hosted by Mr. Robert Archer, President and CEO. Mr. Jim Zadra, CFO and Corporate Secretary, will not be available to attend this call due to a prior commitment.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 855 477 2487
International Toll:	+1 919 825 3215
Passcode / Conference ID:	50865304

 A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. The Company holds a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico.

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com